Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: November 22, 2006
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑          Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press release
Swisscom to enter into negotiations with Vodafone
Swisscom will enter into negotiations with Vodafone to repurchase the 25% stake in Swisscom Mobile. With this move, Swisscom aims to secure financial advantages, optimise the balance-sheet structure and improve its position in terms of implementing the Group’s strategy, notably in the area of convergent offerings. The successful strategic partnership with Vodafone would continue on the basis of a commercial agreement.
The Swiss Federal Council decided today that were Swisscom to buy back Vodafone’s 25% stake in Swisscom Mobile this would not be taken into account in the net-debt limit for Swisscom set out in the government’s strategic goals. In the Federal Council’s opinion, such a transaction would not alter the risks of the Swisscom Group. Were the transaction to go ahead, Swisscom’s net-debt limit would remain unchanged at 1.5 times EBITDA, thus guaranteeing a high level of strategic flexibility.
Berne, 22 November 2006

Swisscom AG Group Media Relations 3050 Bern	Phone Fax	+41-31-342 91 93 +41-31-342 06 70	www.swisscom.com media@swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: November 22, 2006	by: /s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law